UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 8-K
_______________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
October 14, 2014 (October 14, 2014)
Date of Report (date of earliest event reported)
_______________________
TRANSCEPT PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-51967	33-0960223
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
1003 W. Cutting Blvd., Suite #110
Point Richmond, California 94804
(Address of principal executive offices)
(510) 215-3500
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
_______________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
On October 14, 2014, Transcept Pharmaceuticals, Inc. (the “Company”) announced that in connection with the proposed merger with Paratek Pharmaceuticals, Inc. (“Paratek”) contemplated by that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated June 30, 2014, by and among the Company, Paratek, Tigris Acquisition Sub, LLC and Tigris Merger Sub, Inc., the Board of Directors of the Company approved a special dividend (the “Pre-Closing Dividend”) of an initial cash amount of $0.6674 per share and the right to receive, on a pro rata basis, certain contingent amounts in the future (each, a “Future Right”), consisting of:
(i)one hundred percent of all payments received by the Company or any of its subsidiaries on or prior to the second anniversary of the closing date of the merger (the “Closing Date”) pursuant to that certain United States License and Collaboration Agreement, dated July 31, 2009, as amended November 1, 2011, by and between the Company and Purdue Pharmaceutical Products L.P.;
(ii)one hundred percent of any payments received by the Company pursuant to the Termination Agreement and Release, dated September 19, 2014, by and between the Company and Shin Nippon Biomedical Laboratories, Ltd., up to an aggregate of $2.0 million;
(iii)ninety percent of (i) any cash proceeds received by the Company or any of its affiliates from the sale, transfer, conveyance, exclusive license or other disposition, in one or a series of transactions (any such sale or disposition, the “Intermezzo Disposition”), of all assets and properties of any kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by the Company or any of its affiliates and related to the Company’s Intermezzo (zolpidem tartrate) sublingual tablet product (the “Intermezzo Assets”), less (ii) all fees and expenses incurred by the Company or its subsidiaries in connection with such sale or disposition following the Closing Date; provided such sale or disposition is consummated, or a definitive written agreement with respect to such sale or disposition is entered into, prior to the second anniversary of the Closing Date (any such proceeds, the “Intermezzo Proceeds”); and
(iv)the excess, if any (such excess, the “Intermezzo Reserve Excess”), of an amount equal to $3.0 million (which represents the amount that Transcept and Paratek agreed shall be deposited into a separate bank account established by Transcept solely for the purposes of managing the Intermezzo Assets and any Intermezzo Disposition) over the sum of (A) all fees, expenses and other amounts incurred by the Company and its affiliates in connection with any litigation relating primarily to the Intermezzo Assets, and (B) all fees and expenses incurred by the Company or its subsidiaries in connection with the management of the Intermezzo Assets or in furtherance of an Intermezzo Disposition, in each case, following the Closing Date and to the extent that such fees and expenses have not theretofore resulted in the reduction of any Intermezzo Proceeds distributed to the Company’s stockholders as a result of the Pre-Closing Dividend, which such Intermezzo Reserve Excess shall be distributed to such stockholders upon the earlier of (x) the date upon which any Intermezzo Proceeds are distributed as a result of the Pre-Closing Dividend, and (ii) five business days following the second anniversary of the Closing Date.
Each Future Right is non-interest bearing, non-transferable and non-assignable (except by operation of law) and will not be represented by any certificate or instrument.
The Pre-Closing Dividend is contingent upon (i) the approval of the merger and the issuance of Company common stock pursuant to the Merger Agreement; (ii) the approval of the amended and restated certificate of incorporation of the Company to effect a reverse stock split of Company common stock, at a ratio of one new share for every twelve shares outstanding; and (iii) the approval of the amendment to the amended and restated certificate of incorporation of the Company to change the name “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.” at the special meeting of the Transcept stockholders to be held on Tuesday October 28, 2014.
The Pre-Closing Dividend shall be paid on October 29, 2014 to stockholders of record as of the close of business on October 24, 2014. Except as set forth above, the timing of any future cash payments to be made in respect of the Future Rights will be determined by a special committee of the Company’s board of directors following the closing of the merger.

A copy of the press release announcing the Pre-Closing Dividend is attached as Exhibit 99.1 of this Current Report on Form 8-K.
Item 9.01 Financial Statements and Exhibits.
Reference is made to the Exhibit Index included with this Current Report on Form 8-K.
Additional Information and Where You Can Find It
On October 1, 2014, the Company filed a proxy statement/prospectus in connection with the Merger. Investors and the Company’s stockholders are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the Merger. Investors and stockholders may obtain free copies of these documents and other documents filed by the Company with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by going to Transcept’s corporate website at www.transcept.com or by directing a written request to: Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.
Transcept and its directors and executive officers and Paratek and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Transcept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Transcept common stock as of September 1, 2014 is also set forth in the prospectus filed by Transcept on October 1, 2014 with the SEC. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to Transcept’s corporate website at www.transcept.com or by directing a written request to: Transcept Pharmaceuticals, Inc., 1003 W. Cutting Blvd., Suite #110, Point Richmond, California 94804, Attention: Investor Relations.
Forward-Looking Statements
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this 8-K regarding the Company’s strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the Company’s merger with Paratek, including the timing and amount of the pre-closing dividend and any other dividend or future payment in connection therewith; the Company’s continued listing on NASDAQ after the merger; possible future royalties on INTERMEZZO sales, future payments from SNBL in connection with the assignment of the Company’s rights to TO-2070 and potential proceeds from any sale of INTERMEZZO assets; the size of the Intermezzo Reserve Excess, if any; and expectations regarding voting by Transcept and Paratek stockholders. Transcept and/or Paratek may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the Company’s forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Transcept makes, including the risks described in the "Risk Factors" section of Transcept periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Transcept may enter into or make. Transcept does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSCEPT PHARMACEUTICALS, INC.

Date: October 14, 2014	By:	/s/ Leone D. Patterson
Name: Leone D. Patterson
Title: Vice President, CFO